Mail Stop 6010

October 13, 2006

Dr. Hun-Chi Lin
President
Grant Life Sciences, Inc.
3550 Wilshire Blvd., Suite 1700
Los Angeles, CA 90010

Re: Grant Life Sciences, Inc.
Registration Statement on Form SB-2
Filed on October 3, 2006
File Number 333-137774

Dear Dr. Lin:

  This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

Form SB-2
General

1. Given the nature and size of the transaction being registered, and in particular we note the offerings to be made by AJW Offshore and affiliates, which we understand based on your footnote 2 disclosure in the Selling Stockholders section on page 27 include AJW Qualified Partners, LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. Your registration statement appears to provide conflicting information as to how many shares are covered by the registration statement. For example, we note the following:

- In your Calculation of Registration Fee table the prospectus relates to the sale of up to approximately 163,206,000 shares;
- In the first paragraph of the prospectus cover page you indicate the prospectus relates to the sale of up to approximately 53,877,000 shares; and
- In the last paragraph on page 1 of your prospectus summary you indicate that the prospectus relates to the sale of up to approximately 148,415,000 shares.

Please revise your registration statement to eliminate the inconsistent information as to how many shares are covered by this registration statement.

Selling Stockholders, page 27

3. It is unclear why your document contains two different selling stockholders sections, which we note contain several selling shareholders who are listed in both selling stockholders tables. We are also confused by your disclosure because the introductory language in each selling stockholder section sets forth different maximum amounts that may be sold under the prospectus by selling shareholders. Please revise your prospectus so that your prospectus only contains only one selling stockholders section as a combined offering under Rule 429 constitutes one new offering.

Signature Page

4. A majority of your board of directors and your principal executive officer, financial officer <u>and</u> either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain these signatures. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gregory Sichenzia, Esq.
        Yoel Goldfeder, Esq.
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, NY 10018